Consolidated Financial Statements
(Expressed in Thousands of United States Dollars)

TAHOE RESOURCES INC.

Years Ended December 31, 2013 and 2012

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tahoe Resources Inc.

We have audited the accompanying consolidated financial statements of Tahoe Resources Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tahoe Resources Inc. and subsidiaries as at as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP
Chartered Accountants
March 12, 2014
Vancouver, Canada

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Tahoe Resources Inc. (“the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

I.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

II.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s directors; and

III.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2013, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2013, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2013, as stated in their report which appears on the following page.

/s/Kevin McArthur	/s/Mark Sadler
Kevin McArthur	Mark Sadler
President and Chief Executive Officer	Vice President and Chief Financial Officer

Reno, Nevada
March 12, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tahoe Resources Inc.

We have audited the internal control over financial reporting of Tahoe Resources Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP
Chartered Accountants
March 12, 2014
Vancouver, Canada

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CONSOLIDATED BALANCE SHEETS
(Expressed in Thousands of United States Dollars)

		December 31,	December 31,
	Notes	2013	2012
Assets
Current assets:
Cash and cash equivalents	(14)	$8,838	$164,561
Accounts receivable		2,506	-
Inventories	(7)	22,965	842
Other current assets		1,502	867
		35,811	166,270
Non-current assets:
Mineral property, land, plant and equipment	(4)	844,583	679,326
Deposits		2,939	7,347
		847,522	686,673

Total Assets		$883,333	$852,943
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	(8)	$54,678	$16,925
Current debt	(9)	49,479	-
Income tax payable		808	-
		104,965	16,925

Non-current liabilities:
Share appreciation rights liability	(6)	80	481
Other non-current liabilities		1,113	549
Reclamation provision	(5)	3,021	3,691
Total Liabilities		109,179	21,646

Shareholders’ equity:
Share capital	(6)	996,076	988,081
Reserve	(6)	14,304	13,845
Deficit		(236,226)	(170,629)
Total Shareholders' Equity		774,154	831,297
Total Liabilities and Shareholders' Equity		$883,333	$852,943

See accompanying notes to consolidated financial statements.

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”
Dan Rovig	Kevin McArthur
Board Chair	Vice Chair and Chief Executive Officer

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Expressed in Thousands of United States Dollars, Except Share and per Share Information)

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2013	2012
Operating expenses:
Escobal project expenses		$36,404	$70,945
Exploration		5,268	10,613
General and administrative expenses		19,509	19,021
Operating loss		(61,181)	(100,579)
Other Income and expenses:
Gain (loss) on foreign exchange		-	5,423
Interest income and other income		120	1,407
Financing fees		(2,793)	-
Other expenses		(122)	(14)
Loss before income tax		(63,976)	(93,763)
Income tax (expense) benefit	(15)	(1,621)	310
Loss for the year		(65,597)	(93,453)
Other comprehensive loss		-	-
Total comprehensive loss		$(65,597)	$(93,453)

Loss per share:
Basic and diluted loss per share		$(0.45)	$(0.65)
Weighted average number of shares outstanding - basic and diluted		145,842,795	144,634,768

See accompanying notes to consolidated financial statements.

Tahoe Resources Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Thousands of United States Dollars)

		Year Ended	Year Ended
		December 31,	December 31,
	Notes	2013	2012
Cash provided by (used in):
Operations:
Loss for the year		$(65,597)	$(93,453)
Adjustment for:
Loan expenses	(9)	854	-
Amortization of facilities fees	(9)	557	-
Income tax expense (benefit)		1,915	(310)
Items not involving cash:
Depreciation		3,630	6,869
Loss on disposition of mineral property, land, plant and equipment		37	15
Share based payments	(6)	5,684	8,829
Deferred income taxes		(294)	-
Foreign exchange (gain) loss		-	(5,423)
Other, net		71	22
Changes in non-cash working capital and other:
Accounts receivable and other current assets		(2,847)	(591)
Inventories		(21,134)	(842)
Accounts payable, accrued and other non-current liabilties		12,707	(1,190)
Operating cash flow before interest and taxes		(64,417)	(86,074)
Interest income		(120)	(1,407)
Income taxes paid (recovered)		(1,107)	(292)
Interest expense paid		112	-
Operating cash flow		(65,532)	(87,773)
Investing:
Interest received		120	1,407
Land acquisitions		-	(320)
Plant and equipment additions		(145,115)	(110,365)
Decrease (Increase) in deposits		4,408	1,330
Investing cash flow		(140,587)	(107,948)
Financing:
Proceeds from issuance of common shares on exercise of underwriter warrants and stock options		2,501	5,022
Loan facility fees and expenses	(9)	(2,105)	-
Borrowing on debt	(9)	50,000	-
Financing cash flow		50,396	5,022
Effect of exchange rates on cash and cash equivalents		-	5,423
Decrease in cash and cash equivalents		(155,723)	(185,276)
Cash and cash equivalents, beginning of the year		164,561	349,837
Cash and cash equivalents, end of the year	(14)	$8,838	$164,561

See accompanying notes to consolidated financial statements.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Thousands of United States Dollars, Except Share Information
Years Ended December 31, 2013 and 2012

		Number	Share
	Notes	of Shares	Capital	Reserves	Deficit	Total

Balance December 31, 2011		143,427,057	$972,569	$16,261	$(77,176)	$911,654
Shares issued for cash:
Underwriters Warrants exercised at CAN$6.00 per share	(6)	561,440	4,391	(1,133)	-	3,258
Exercise of stock options	(6)	267,707	2,497	(733)	-	1,764
Shares issued under RSA compensation plan	(6)	35,000	635	-	-	635
Shares issued under DSA compensation plan	(6)	1,274,000	7,989	(7,989)	-	-
Share based payments		-	-	7,439		7,439
Net Loss		-	-	-	(93,453)	(93,453)
Balance December 31, 2012		145,565,204	988,081	13,845	(170,629)	831,297
Shares issued for cash:
Shares issued under Deferred Share Award (DSAs) compensation plan:	(6)	212,666	3,684	(3,684)	-	-
Shares issued under Restricted Share Award (RSAs) compensation plan:	(6)	35,000	596	-	-	596
Exercise of stock options	(6)	281,537	3,715	(1,214)	-	2,501
Share based payments	(6)	-	-	5,357	-	5,357
Net Loss		-	-	-	(65,597)	(65,597)
Balance December 31, 2013		146,094,407	$996,076	$14,304	$(236,226)	$774,154

See accompanying notes to consolidated financial statements.

Tahoe Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Thousands of United States Dollars, Except per Share Information)
Years Ended December 31, 2013 and 2012

1.	OPERATIONS

Tahoe Resources Inc. was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These consolidated financial statements include the accounts of Tahoe Resource Inc. and its subsidiaries (together referred to as the “Company”). Its principal business activity is the acquisition, exploration, development and operation of mineral properties in the Americas for the mining of precious metals.

The Company’s registered office is at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2013.

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments, which are measured at fair value, as explained in the accounting policies set out below. The consolidated financial statements are presented in United States dollars (US$), which is the Company’s and all of its subsidiaries’ functional currency. Certain values are presented in Canadian dollars and described as CAN$.

The Board of Directors authorized issuance of the consolidated financial statements on March 12, 2014.

b)	Basis of consolidation:

The financial statements of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commences until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. (See Note 10 Subsidiaries)

Intra-Company balances, transactions, income and expenses arising from intra-Company transactions, are eliminated in full on consolidation.

c)	Foreign currency:

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non- monetary items that are measured in terms of historical cost in the foreign currency are not re-translated.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

d)	Non-derivative financial assets:

The Company has only one classification of non-derivative financial assets comprising cash and cash equivalents and accounts receivable. Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less.

The Company Initially recognizes loans and receivables and deposits on the date that they originated.

The Company no longer recognizes the financial assets when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial assets with fixed or determinable payments in an active market are classified as loans and receivables. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

e)	Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

f)	Share based payments:

Share based compensation arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share based payment transactions. If the fair value of the goods or services received cannot be estimated reliably, the share based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

The fair value of share options on the date of the grant to key management personnel, senior employees, and consultants is recognized as an expense, with a corresponding increase in equity, over the period that the optionee becomes unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met.

The amount payable in respect of share appreciation rights (“SARs”), which are settled in cash, is recognized as an expense with a corresponding increase in liabilities over the period that the rights are exercisable. The liability is measured at each reporting date and at settlement date using the Black-Scholes option pricing model. Any changes in the fair value of the liability are recognized in profit or loss for the period.

Tahoe Resources Inc.

g)	Exploration and evaluation assets:

The cost of exploration and evaluation assets acquired through a business combination or an asset acquisition are capitalized, as are expenditures incurred for the acquisition of land and surface rights. All other exploration and evaluation expenditures are expensed as incurred, including those incurred before the Company has obtained the legal rights to explore an area of interest.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.

Capitalized exploration and evaluation costs are classified as mineral property within mineral property, land, plant and equipment.

Corporate general and administrative costs are expensed as incurred.

h)	Inventories:

Finished goods (including work-in-process) and stockpiled ore are measured at the lower of average cost or net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods (metal concentrate). The costs of finished goods represent the costs of work-in-process inventories incurred prior to the sale of concentrate. Costs are included in inventory based on current costs incurred to produce concentrate, including applicable depreciation and depletion of mining interests, and removed at the cost per tonne of concentrate produced.

Supplies are measured at average cost. In the event that the net realizable value of the finished product is lower than the expected cost of the finished product, the supplies are written down to net realizable value. Replacement costs of supplies are generally used as the best estimate of net realizable value.

i)	Mineral property, land, plant and equipment:

Mineral property, land, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

On initial acquisition, mineral property, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral property, plant and equipment and depreciated accordingly.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Each asset or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economic viability of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

Borrowing costs directly relating to the financing of a project are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when commercial production is achieved.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Operational Mining Properties and Mine Development

When it has been determined that a mineral property can be economically developed, the costs incurred to develop such property are capitalized.

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred.

Costs associated with commissioning activities are capitalized until the date the Company is ready to commence commercial production. Any revenues earned during this period are recorded as a reduction in commissioning costs. These costs are amortized using the units-of-production method (“UOP”) over the life of the mine, commencing on the date of commercial production.

Costs related to the acquisition of land and mineral rights are capitalized as incurred.

Assets under construction are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction in-progress is not depreciated. Once the asset is complete and available for use it is transferred to mineral property, land, plant and equipment and depreciation commences.

Tahoe Resources Inc.

Depreciation of Mineral Property, Plant and Equipment

The carrying amounts of mineral property, plant and equipment are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine, if shorter. Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each reporting period. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Units of production basis

For mining properties and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a UOP basis. In applying the UOP method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on life-of-mine resources.

Straight line basis

For all other assets depreciation is recognized in profit or loss on a straight line basis over the estimated useful lives of each part of an item (component), since this most closely reflects the expected pattern of consumption of economic benefits embodied in the asset. The estimated useful lives for assets and components that are depreciated on a straight line basis range from 2 to 12 years.

Depreciated Items	Useful Life
Computer equipment & software	2 years
Vehicles	3-5 years
Mining equipment	2-12 years
Ancillary Facilities	20 Years
Mineral property, land and plant	UOP

Impairment and Disposal

At the end of each reporting period the Company reviews whether there is any indication that the assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Where an item of mineral property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the income statement. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

j)	Provision for site reclamation and asset decommissioning:

The Company recognizes a liability for site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of costs can be made. The Company records the present value of estimated future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized costs are amortized over the life of the related assets. At the end of each reporting period, the estimated net present value of reclamation and closure cost obligations is assessed to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates.

k)	Income taxes:

Income tax on the profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss in the statements of operations except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences which arise on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting, nor taxable profit or loss. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet reporting date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

Tahoe Resources Inc.

l)	Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: accounts payable, accrued liabilities, current debt, and non-current SARs liability. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, current debt is measured at amortized cost using the effective interest method.

m)	Loss per share:

The Company presents basic and diluted loss per share (“LPS”) data for its common shares. Basic LPS is calculated by dividing loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted LPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, which comprise share options and warrants to purchase shares. Diluted LPS equals basic LPS for the years presented as all potential shares are anti-dilutive.

n)	Revenue recognition:

Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to the Company; the sale price can be measured reliably; the Company has no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value. Treatment and refining charges are netted against revenues from metal concentrate sales.

Until the Escobal mine is operating at the level intended by management proceeds from the sale of concentrate will be offset against mineral property, land, plant and equipment costs.

A mine is capable of operating at levels intended by management when:

	1.	Operational commissioning of major mine and plant components is complete;

	2.	Operating results are being achieved consistently for a period of time;

	3.	There are indicators that these operating results will be continued; and

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

	4.	Other factors include one or more of the following:

		a.	A significant portion of plant/mill capacity has been achieved;

		b.	A significant portion of available funding is directed towards operating activities;

		c.	A pre-determined, reasonable period of time has passed; or

		d.	Significant milestones for the development of the mining property have been achieved.

(See note 16 Subsequent Events)

o)	Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make estimates and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Judgments:

(i)	Commercial Production

In order to declare commercial production a mine must be able to operate at levels intended by management. Prior to commercial production costs incurred are capitalized as part of the cost of placing the asset into service and proceeds from the sale of concentrates are offset against the costs capitalized. Subsequent to the declaration of commercial production depletion of the costs incurred begins. Management considers several criteria in determining when a mine is operating at levels intended, and is therefore in commercial production.

(ii)	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that for each subsidiary the functional currency is the US dollar. When determining the functional currency certain judgments may be involved to assess the primary economic environment in which the subsidiary operates.

Estimates:

(iii)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs.

The Company has determined that development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, economic assessments and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

Tahoe Resources Inc.

During 2012 and the first quarter of 2013, the Company expensed underground development expenses associated with the Escobal mine as the Company had not received the exploitation permit necessary for commercial mining operations. The Company received the exploitation permit in April 2013 and has capitalized these underground development expenses during the second, third and fourth quarters of 2014. The surface assets associated with the Escobal mine were capitalized both during 2012 and 2013.

(iv)	Revenue Recognition

As is customary in the industry, revenue on provisionally priced sales is recognized based on relevant forward market prices. At each reporting period, provisionally priced sales are marked to market based on the estimated forward price for the quotational period stipulated in the contract. The adjustment to provisionally priced metal sold is recorded as an adjustment to sales revenue.

(v)	Estimated tonnes in the mineral resource

The carrying amounts of the Company’s mining properties are all depletable upon commencement of commercial production based on UOP method over the life of the mine based on tonnes in the estimated resource. Changes to estimates of tonnage and depletable costs including changes resulting from revisions to the Company’s mine plans can result in a change to future depletion rates.

(vi)	Determination of Useful Lives

Determination of useful lives of property, plant and equipment for assets other than mining interests are depreciated using the straight-line method. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change. Assets with similar useful lives are grouped and treated as a single asset for the purposes of depreciation. Should the grouping of these like assets change, depreciation charges may vary materially in the future.

(vii)	Impairment charges

At the end of each reporting period, the Company assesses whether any indication of impairment exists. Where an indicator of impairment exists, an impairment analysis is performed. The impairment analysis requires the use of estimates and assumptions including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax positions taken. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the consolidated statements of operations.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

(viii)	Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. Changes to these estimates and assumptions may result in future actual expenditures differing from the amounts currently provided for. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(ix)	Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for saleable metals, production costs, interest rates and foreign currency exchange rates.

(x)	Valuation of inventory

All inventory is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore and concentrate inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in- process volumes, metal contents, costs to recover saleable metals, payable metal values once processed and the corresponding metals prices.

(xi)	Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

(xii)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. There are no matters at December 31, 2013 that will have a material effect on the consolidated financial statements of the Company.

Tahoe Resources Inc.

p)	New standards and interpretations:

The following standards were applied for periods beginning on or after January 1, 2013 and have no material effect on our financial performance:

  IAS 1, Presentation of Financial Statements (amended 2011)

  IFRS 7, Financial Instruments: Disclosures (amended 2011)

  IFRS 10, Consolidated Financial Statements

  IFRS 11, Joint Arrangements

  IFRS 12, Disclosure of Interests in Other Entities

  IFRS 13, Fair Value Measurement

  IAS 19, Employee Benefits (amended 2011)

  IAS 27, Separate Financial Statements (amended 2011)

  IAS 28, Investments in Associates (amended 2011)

  IFRIC 20, Stripping Costs in the Production Phase of a Mine (amended 2011)

Accounting standards effective on or after January 1, 2014

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements. The Company is currently evaluating the impact these standards are expected to have on its consolidated financial statements. Details related to these standards and interpretations are discussed below.

  IFRIC 21, Levies (effective January 1, 2014) provides guidance on when to recognize a liability for a levy imposed by a government, other than those levies within the scope of other standards. This interpretation will not have a material impact on the financial statements or the Company.

  IFRS 9, Financial Instruments introduces new requirements for the classification and measurement of financial assets and liabilities. The IASB has not finalized a mandatory adoption date for this standard.

3.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowings and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves, net of accumulated deficit and current debt.

On June 4, 2013, the Company, entered into $50 million secured credit facility with an international financial institution. On December 20, 2013, the Company reached an agreement with the lender to expand its credit facility by an additional $25 million (see note 9). The intent of the credit facility is to provide working capital and support general corporate purposes during mine and mill commissioning.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

4.	MINERAL PROPERTY, LAND, PLANT AND EQUIPMENT

	Plant and	Mineral		Construction
	equipment	Property	Land	in Progress	Total
Cost
Balance at December 31, 2011	$17,123	$500,194	$26,991	$20,124	$564,432
Additions, adjustments and transfers	23,183	3,668	320	95,823	122,994
Disposal	(20)	-	-	-	(20)
Balance at December 31, 2012	$40,286	$503,862	$27,311	$115,947	$687,406
Additions, adjustments and transfers	230,651	(740)	8	(51,596)	178,323
Disposal	(66)	-	-	-	(66)
Balance at December 31, 2013	$270,871	$503,122	$27,319	$64,351	$865,663

Accumulated Depreciation
Balance at December 31, 2011	$(1,216)	$-	$-	$-	$(1,216)
Additions, adjustments and transfers	(6,869)	-	-	-	(6,869)
Disposal	5	-	-	-	5
Balance at December 31, 2012	$(8,080)	$-	$-	$-	$(8,080)
Additions, adjustments and transfers	(13,029)	-	-	-	(13,029)
Disposal	29	-	-	-	29
Balance at December 31, 2013	$(21,080)	$-	$-	$-	$(21,080)

Carrying Amounts
Balance at December 31, 2012	$32,206	$503,862	$27,311	$115,947	$679,326
Balance at December 31, 2013	$249,791	$503,122	$27,319	$64,351	$844,583

Revenue generated from the concentrate sales of $28.0 million was offset by $18.7 million from production costs (including royalties), the net ($9.3 million) was offset against mineral property, land, plant and equipment for the year ended December 31, 2013.

5.	RECLAMATION PROVISION

The Company’s environmental permit requires that it reclaim any land it disturbs during mine development, construction and operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated, with third-party assistance, the present value of the future reclamation obligation arising from its activities to December 31, 2013 to be $3,021. The present value of the future reclamation obligation assumes a discount rate of 5.69%, an inflation rate of 4.34%, an undiscounted amount to settle the obligation of $8,457, and the commencement of reclamation activities in 18 years. The present value of the future obligation has decreased $0.7 million during 2013 as a result of the impact of discount and inflation rates.

	Year Ended	Year Ended
	December 31,	December 31,
	2013	2012
Balance, beginning of the year	$3,691	$-
Reclamation expense	-	3,668
Accretion expense	70	23
Revisions in estimates and obligations occurred	(740)	-
Balance, end of the year	$3,021	$3,691

Tahoe Resources Inc.

6.	SHARE BASED PAYMENTS

Description of the share-based compensation arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. At December 31, 2013, the Company has the following share-based payment arrangements:

Share Plan Options (equity settled options)
The Company has established a Share Plan program that entitles key management personnel, senior employees, and consultants to purchase shares in the Company. Under the terms of this program, options are exercisable at the market close price of the shares on the day prior to the date of grant. The options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

The number and weighted average exercise price of share options at December 31, 2013 and December 31, 2012 is as follows:

	Weighted
	average exercise	Number
	price CAN$	of options
Outstanding at December 31, 2011	8.84	2,689,500
Granted	20.34	135,000
Exercised	6.85	(267,707)
Forfeited	14.65	(22,000)
Outstanding at December 31, 2012	9.61	2,534,793
Granted	16.51	612,000
Exercised	9.20	(281,537)
Outstanding at December 31, 2013	11.13	2,865,256

The following table summarizes information about share options outstanding and exercisable at December 31, 2013:

		Outstanding at			Exercisable at
Grant	Expiry	December 31,	Exercise	Remaining	December 31,	Exercise	Remaining
Date	Date	2013	Price CAN$	Life	2013	Price CAN$	Life
Jun-10	Jun-15	1,533,256	6.40	1.44	1,533,256	6.40	1.44
Nov -10	Nov -15	195,000	11.15	1.86	195,000	11.15	1.86
Dec-10	Dec-15	-	14.80	1.94	-	14.80	1.94
Mar-11	Mar-16	303,000	17.56	2.18	218,000	17.56	2.18
May-11	May-16	87,000	19.74	2.34	58,000	19.74	2.34
Jan-12	Jan-17	12,000	18.77	3.03	4,000	18.77	3.03
Mar-12	Mar-17	69,000	21.68	3.19	23,000	21.68	3.19
May-12	May-17	12,000	17.04	3.41	4,000	17.04	3.41
Nov -12	Nov -17	30,000	20.10	3.87	10,000	20.10	3.87
Nov -12	Nov -17	12,000	18.14	3.89	4,000	18.14	3.89
Mar-13	Mar-18	573,000	16.34	4.19	12,000	16.34	4.19
May-13	May-18	12,000	17.08	4.36	-	-	-
Nov -13	Nov -18	27,000	19.91	4.87	-	-	-
		2,865,256	11.13	2.26	2,061,256	8.77	1.65

The following table outlines share options granted to key management personnel, senior employees, and consultants, during the year ended December 31, 2013. Share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. Share options expire five years after the grant date.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Grant Date	Options Granted	CAN$	First Vest Date	Expiry Date
March 7, 2013	573,000	$16.34	March 7, 2014	March 7, 2018
May 9, 2013	12,000	$17.08	May 9, 2014	May 9, 2018
November 12, 2013	27,000	$19.91	November 12, 2014	November 12, 2018

During the year ended December 31, 2013, 281,537 stock options were exercised and the cash proceeds received were $2,501 (2012: 267,707 options for $1,764 proceeds).

For the year ended December 31, 2013, the Company has recorded $2,957 of compensation expense relating to the Share Plan Options (2012: $2,455).

Share Plan Awards (equity-settled awards)
The Share Plan permits Deferred Share Awards (“DSAs”) and Restricted Share Awards (“RSAs”) to be issued to key management personnel, senior employees and directors. Under the Share Plan, key management personnel, senior employees and directors are issued shares in the Company at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. Under the Share Plan, DSAs entitle the holder upon vesting to a common share at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

The DSAs vesting conditions are in three equal tranches beginning on the first anniversary year of the grant date. The RSAs vest immediately on the grant date.

The number of share awards as at December 31, 2013 and December 31, 2012 is as follows:

Number of share awards
Outstanding at December 31, 2011	1,420,000
Granted	259,000
Shares issued	(1,309,000)
Outstanding at December 31, 2012	370,000
Granted	59,000
Shares issued	(247,666)
Outstanding at December 31, 2013	181,334

The following table outlines DSAs and RSAs granted to key management personnel, senior employees, and consultants, during the year ended December 31, 2013. The first tranche of the DSAs granted on March 7, 2013 vested immediately on the grant date and the respective shares were issued on the same date. The remaining tranches will vest on the first and second anniversary year of the grant date, respectively.

Grant Date	Shares Granted	DSAs/RSAs	CAN$	First Vest Date
March 7, 2013	15,000	DSAs	$16.34	March 7, 2013
May 9, 2013	35,000	RSAs	$17.08	May 9, 2013
November 12, 2013	9,000	DSA's	$19.91	November 12, 2014

During the year ended December 31, 2013, 212,666 DSAs vested and the shares were issued to the recipients under the provisions of the Share Plan and $3,684 was transferred to share capital from share based payments reserve (2012: 1,274,000 DSA’s and $7,989 transferred to share capital).

Tahoe Resources Inc.

During the years ended December 31, 2013 and 2012, the Company granted 35,000 RSAs to directors for each period. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

During the year ended December 31, 2013, the Company has recorded $2,997 of compensation expense relating to DSAs and RSAs (2012: $5,619).

SARs (cash-settled)
The Company grants SARs to employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the closing share price of the Company on the exercise date.

During the years ended December 31, 2013 and 2012, the Company awarded 10,000 and 60,000 SARs, respectively, to employees. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes Model.

Number of SARs
Outstanding at December 31, 2011	301,200
Issued	60,000
Exercised	(19,275)
Cancelled	(15,000)
Outstanding at December 31, 2012	326,925
Issued	10,000
Exercised	(84,200)
Cancelled	(47,000)
Outstanding at December 31, 2013	205,725

Exercisable on December 31, 2012	147,425
Exercisable on December 31, 2013	100,725

At December 31, 2013 and 2012, vested SARs had a weighted averaged intrinsic value of CAN$6.79 and CAN$8.84 per share, respectively.

At December 31, 2013 and December 31, 2012, the Company recognized SARs short-term liability of $1,506 and $2,322 and long-term liability of $80 and $481, respectively.

During the year ended December 31, 2013, the Company has recorded ($270), (2012: $786) in compensation expense.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Additional SARs information is as follows:

	Grant Price	Number	Exercised/
Grant Date	CAN$	Issued	Cancelled	Remaining	Vested	Exercisable
2010	6.40	257,000	(140,275)	116,725	80,725	80,725
January 17, 2011	13.74	15,000	(15,000)	-	-	-
February 1, 2011	13.54	20,000	-	20,000	12,000	12,000
July 1, 2011	18.00	27,500	(7,500)	20,000	12,000	-
October 3, 2011	15.10	10,000	-	10,000	6,000	6,000
January 19, 2012	19.85	20,000	(10,000)	10,000	4,000	-
April 5, 2012	20.55	10,000	-	10,000	4,000	-
May 21, 2012	16.57	10,000	(10,000)	-	-	-
July 16, 2012	12.87	5,000	(1,000)	4,000	1,000	1,000
October 16, 2012	20.45	10,000	(10,000)	-	-	-
November 12, 2012	19.93	5,000	-	5,000	2,000	-
June 24, 2013	13.35	5,000	-	5,000	1,000	1,000
August 31, 2013	18.80	5,000	-	5,000	1,000	-
Balance at December 31, 2013		399,500	(193,775)	205,725	123,725	100,725

Inputs for measurement of grant date fair values
The grant date fair values of share options were measured based on the Black-Scholes Model. Due to the lack of historic information, the expected volatility was estimated by considering the historic average share price volatility from another mining company with similar assets.

The fair value of SARs (cash settled) has been re-measured at December 31, 2013. Expected volatility, interest rate and share price have been updated; changes in the fair value are recognized in profit or loss during the period.

The inputs used in the measurement of the fair values (CAN) at the grant date of the share-based payment plan are the following:

Fair value of share options and assumptions (Weighted Average)	Share Option Program (Equity-Settled)		SARs (Cash-Settled)
	2013	2012	2013	2012
Share price at grant date	$16.51	$20.50	$16.08	$18.56
Exercise price	$16.62	$20.34	$15.78	$18.88
Expected volatility	49%	54%	56%	54%
Expected life of options	3.60	5	5	5
Expected dividend yield	-	-	-	-
Risk-free interest rate	1.21%	1.44%	1.70%	1.39%
Fair value at grant date	$6.18	$9.83	$7.65	$8.74

The inputs used in the re-measurement of the fair value (CAN) of the SARs at December 31, 2013 and 2012 are the following:

Fair value of SARs and assumptions (Weighted Average)	SARs (Cash-Settled)
	2013	2012
Share price	$17.67	$18.20
Exercise price	$11.28	$10.60
Expected volatility	51%	54%
Expected life of options	2.18	3.07
Expected dividend yield	-	-
Risk-free interest rate	1.65%	1.15%
Fair value	$9.10	$10.73

Tahoe Resources Inc.

7.	INVENTORIES

Inventories consist of:

	December 31,	December 31,
	2013	2012
Supplies	$14,575	$842
Stockpile	3,440	-
Finished Goods	4,950	-
	$22,965	$842

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	December 31,	December 31,
	2013	2012
Accounts payable and accrued liabilities	$50,917	$12,734
Accrued payroll and related benefits	2,255	1,869
Share appreciation rights, current portion	1,506	2,322
	$54,678	$16,925

9.	CURRENT DEBT

On June 4, 2013, the Company, entered into $50 million secured credit facility with an international financial institution. The initial term of the credit facility was 12 months which may be extended for up to an additional 12 months, subject to lender approval with 90 days’ notice prior to the initial maturity date. On December 20, 2013 the Company and lender agreed to extend the maturity by three months to September 3, 2014. All other terms remain per the original agreement. Interest is calculated at the US$ London Interbank Offered Rate (“LIBOR”) plus 6%. The Company has paid commitment fees of $1.25 million related to the transaction. The commitment fees are being amortized over the life of the credit facility, $0.7 million was amortized during the year ended December 31, 2013. In addition to the commitment fees, the Company has paid other fees related to the credit facility totaling $0.8 million for the year ended December 31, 2013.

	December 31,	December 31,
	2013	2012
Credit Facilitity	$50,000	$-
Commitment Fee	(1,250)	-
Accretion	729	-
Net	$49,479	$-

The Credit Facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and Minera San Rafael, S.A.

Additionally the credit facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets.

On December 20, 2013, the company reached an agreement with the lender to expand its credit facility by an additional $25 million. The $25 million bears interest at a rate per annum of the US$ LIBOR plus a margin of 7.25% . The additional funds, when drawn, will have maturity date of September 3, 2014. As at December 31, 2013 the Company had not drawn on the expanded facility.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

(see note 16 Subsequent Events)

10.	SUBSIDIARIES

	Incorporated	Place of	Ownership	Principal
Name of Subsidiary	/Acquired	Incorporation	Percentage	Activity
Tahoe Resources USA Inc.	2-Feb-10	Nevada, USA	100%	Services
Tahoe Swiss AG	20-May-10	Switzerland	100%	Services
Escobal Resources Holding Limited	8-Jun-10	Barbados	100%	Services
Minera San Rafael, S.A.	8-Jun-10	Guatemala	100%	Operations

11.	SEGMENT INFORMATION

The Company conducts its business as a single operating segment, the principal business activity being the acquisition, exploration, development and operation of mineral properties in the Americas for the mining of precious metals. All mineral properties, land, plant and equipment are situated in Guatemala. Substantially all of the cash and cash equivalents are denominated in United States dollars and are held in Canada. The Corporate office, in Reno, provides support to the mining and exploration activities with respect to financial, human resources and technical support.

The Company has two customers which account for 100% of the concentrate revenue. These two customers account for 58% and 42% of total sales in 2013. The loss of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

12.	RELATED PARTIES

(a) Related party transactions

The Company’s related parties include its subsidiaries, Goldcorp as an approximate 39.6% equity shareholder in the Company’s publicly traded shares, key management personnel, and Directors. During the year ended December 31, 2013, no transactions occurred with Goldcorp. Transactions with subsidiaries, key management personnel, and Directors were conducted using normal commercial terms, were considered to be at arm’s length and are included in these financial statements.

Tahoe Resources Inc.

(b)	Key management personnel compensation:

In addition to their salaries, key management personnel, including the board of directors, the chief executive officer, vice presidents and certain department managers, also participate in the Company’s Share Plan (see note 6).

Key management personnel compensation comprised:
	Year Ended	Year Ended
	December 31,	December 31,
	2013	2012
Short-term employee benefits	$5,904	$5,300
Share-based payments	5,430	7,637
	$11,334	$12,937

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value (FV) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

  Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

  Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

At December 31, 2013, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

Financial assets (liabilities) at fair value as at December 31, 2013
	Level 1	Level 2	Level 3	Total
Cash & Cash Equivalents	$8,838	-	-	$8,838
Accounts Receivable	-	2,506	-	2,506
Current Portion of SARs	-	(1,506)	-	(1,506)
Non-current Portion of SARs	-	(80)	-	(80)
	$8,838	$920 $	-	$9,758

Financial assets (liabilities) at fair value as at December 31, 2012
	Level 1	Level 2		Level 3	Total
Cash & Cash Equivalents	$164,561	-		-	$164,561
Accounts Receivable	-	-		-	-
Current Portion of SARs	-	(2,322)		-	(2,322)
Non-current Portion of SARs	-	(481)		-	(481)
	$164,561	$(2,803	) $	-	$161,758

At December 31, 2013, there were no financial assets or liabilities measured and recognized on the balance sheet at FV that would be classified as level 3 on the table above.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2013.

Valuation Methodologies for Level 2 Financial Assets and Liabilities

Accounts Receivable
The Company’s concentrate sales contracts are subject to provisional pricing the pricing is finalized at the end of the quotational period. At the end of each period these accounts receivable are marked to market based on forward prices quoted in active markets.

SARs
The Company’s unrealized gains and losses on SARs are valued using observables inputs and as such are classified as level 2 of the fair market value hierarchy. SARs are classified and accounted for as a financial liability at FV with changes in fair value included in net losses. The FV of SARs is determined using the Black-Scholes Model as described in note 6.

At December 31, 2013 the carrying amounts of other financial assets and liabilities are considered to approximate their FV due to the short term nature of the instruments.

Tahoe Resources Inc.

14.	FINANCIAL RISK MANAGEMENT

Overview

The Company has exposure to the following risks from its use of financial instruments:

  credit risk

  liquidity risk

  market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Credit Risk
Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the company by failing to meet its obligations. Credit risk for the Company is primarily related to accounts receivable and cash and cash equivalents. The Company manages this risk by selling to organizations with strong credit ratings and requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers our risk to be negligible as well. The Company manages the credit risk associated with our cash and cash equivalents by investing these funds with highly rated financial institutions, as such, the Company deems our credit risk on cash and cash equivalents to be low.

Liquidity Risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s financial liabilities at December 31, 2013 and 2012 include accounts payable and accrued liabilities all of which are due within 6 months or less. The other long-term liabilities consist of the SARs long-term portion, severance and reclamation provisions.

			Ov er	December 31,	December 31,
	1 year	2-5 years	5 years	2013	2012
Accounts payable, accrued liabilities and income tax payable	$55,486	$-	$-	$55,486	$16,925
Curent debt	49,479	-	-	49,479
Lease agreements for rental of office facilities	1,533	2,269	66	3,868	891
Commitment to purchase equipment, services, materials and supplies	27,021	-	-	27,021	65,366
Other long-term liabilities	-	1,193	-	1,193	1,030
Reclamation provision	-	-	3,021	3,021	3,691
Total	$133,519	$3,462	$3,087	$140,068	$87,903

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Market Risk
The Market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

(a)	Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the respective functional currency of Company entities which is the US$. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in US$ currency. At December 31, 2013, the Company has converted substantially all CAN$ to US$ to minimize exchange rate risk.

	December 31,	December 31,
	2013	2012
Cash and cash equivalents in US$	$7,145	$163,518
Cash in CAN$	1,050	458
Cash in other currencies	643	585
Total Cash and Cash Equivalents	$8,838	$164,561

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less.

	December 31,	December 31,
Cash and Cash Equivalents	2013	2012
Cash in US$	$8,812	$146,586
Cash equivalents	26	17,975
Total Cash and Cash Equivalents	$8,838	$164,561

While most of the Company’s goods and services are contracted in US$ there is a portion that are contracted in other currencies (Canadian dollars and Guatemalan Quetzals). The appreciation of these currencies against the US$ can increase the costs the Company incurs in terms of the US dollar. At December 31, 2013 the Company has determines this risk to be low.

(b)	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At the reporting date, the Company’s interest-bearing financial instruments are related to cash and cash equivalents and current debt. At period end the current debt was subject to a floating interest rate (see note 9). The weighted average interest rate paid by the Company during 2013 related to the current debt was 6.27% (2012: nil%). At December 31, 2013 the Company has determined the interest rate risk to be low.

(c)	Price Risk

Price risk is the risk that the company fair value of the Company’s financial instruments will fluctuate due to changes in market prices. At the reporting date the Company has determined that risk to the Company due to metals prices is at an acceptable level and have entered into no hedging contracts.

Tahoe Resources Inc.

The costs associated with construction and operating activities of the Company are subject to price risk as it relates to certain consumables including diesel fuel and power. The Company has determines these risks to be negligible at December 31, 2013.

15.	INCOME TAX

Income Tax Expense

	Year Ended	Year Ended
Income tax expense (benefit)	December 31, 2013	December 31, 2012

Current tax expense (benefit)
Current period	$1,915	$-
Adjustment for prior periods	-	(310)
	1,915	(310)
Deferred tax expense (benefit)
Origination and reversal of temporary differences	(294)	-
	(294)	-
Income tax expense (benefit)	$1,621	$(310)

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Income (loss) before income taxes	$(63,976)	$(93,763)
Statutory tax rate	25.75%	25.00%
Income tax expense (benefit)	(16,474)	(23,441)
Reconciling items:
Difference between statutory and foreign tax rates	12,002	14,628
Deductible share based payments	994	(880)
Non-taxable portion of capital loss (gain)	-	(609)
Non-deductible expenses	2,391	10,314
Change in unrecognized deferred tax assets	2,696	173
Other	12	(495)
Income tax expense (benefit)	$1,621	$(310)

Deferred Tax Assets and Liabilities

The significant components of deferred income tax assets and liabilities are as follows:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Deferred income tax assets
Inventories	294	-
	294	-
Deferred income tax liabilities	-	-
Deferred income tax assets, net	294	-

The Company believes that it is probable that the results of future operations will generate sufficient revenue to realize the above noted deferred income tax assets.

Consolidated Financial Statements for the Years Ended December 31, 2013 and 2012

Deductible temporary differences for which no deferred tax assets are recognized:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Tax losses and tax credits	$46,729	$27,382
Deductible temporary differences
Cumulative eligible capital	816	1,209
Financing costs	7,900	13,641
Total	$55,445	$42,232

Tax losses and tax credits
As at December 31, 2013, the Company had $46,729 of tax losses (2012: $27,382) for which $nil (2012: $nil) have been recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income in relevant jurisdictions. The gross amount of tax losses carried forward will begin to expire in 2030.

16.	SUBSEQUENT EVENTS

Expansion of credit facility

On January 2, 2014, the Company drew an additional $25 million dollars. The debt facility was expanded and drawn to ensure adequate working capital and support general corporate purposes until operations advance and to support all operating and corporate activities.

Commercial production
On January 14, 2014 the Company declared commercial production at its Escobal mine in Guatemala.

The January 1 through 13 activity will be immaterial to the 2014 financial statements. As a result, effective January 1, 2014, the Company ceased capitalizing operating costs, began recognizing revenue and reporting results of operations.

Tahoe Resources Inc.